SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               APHTON CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)


              Delaware                                  95-3640931
(State of Incorporation or Organization)   (I.R.S. Employer Identification no.)

    80 S.W. 8th Street, Miami, Florida                  33130-3047
(Address of Principal Executive Offices)                (Zip Code)

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
If this form relates to the registration             If this form relates to the registration
of a class of securities pursuant to                 of a class of securities pursuant to
Section 12(b) of the Exchange Act and                Section 12(g) of the Exchange Act and
is effective pursuant to General                     is effective pursuant to General
Instruction A.(c), please check the                  Instruction A.(d), please check the
following box. (  )                                  following box. (x)
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Securities Act registration statement file number to which this form relates:
                         33-72286, 333-00586, 333-31217


Securities to be registered pursuant to Section 12(b) of the Act:

          Title of Each Class               Name of Each Exchange on Which
          to be so Registered               Each Class is to be Registered


      _____________________________         ______________________________


Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $.001 per share
                                (Title of Class)


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Item 1.  Description of Registrant's Securities to be Registered.

          The authorized capital stock of Aphton Corporation, a Delaware corporation (the "Company"), consists of 30,000,000 shares of Common Stock, par value $.001 per share (the "Common Stock"), and 2,000,000 shares of Preferred Stock, par value $.001 per share (the "Preferred Stock"). This Registration Statement registers only the Common Stock.

          Common Stock

          The holders of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of shares of Preferred Stock, if any, then outstanding. Holders of Common Stock have no preemptive rights or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

          Certain Provisions of the Certificate of Incorporation and Bylaws

          The Company's Certificate of Incorporation contains provisions establishing a classified Board of Directors removable only for cause. Section 141 of the Delaware General Corporation Law permits a maximum of three classes of directors, with members of one class to be elected each year for a maximum term of three years. In addition, under Delaware law, a director on a classified board of directors can be removed from office during his term by stockholders only for cause. The provisions in the Certificate of Incorporation establishing a classified Board of Directors, together with other provisions in the Certificate and Bylaws of the Company relating to the inability of stockholders to act by written consent or call special meetings of stockholders, will, unless directors are removed for cause, have the result that at least two annual meetings of stockholders will be required for a majority of stockholders to make a change in control of the Board of Directors. Classification of the Board of Directors is also expected to contribute to the continuity and stability of leadership and policy. A significant effect of a classified Board of Directors may be to deter hostile takeover attempts because an acquiror would experience delay in replacing a majority of the directors.


          Pursuant to the Company's Certificate of Incorporation, the Board of Directors has the authority to issue up to 2,000,000 shares of Preferred Stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions thereon, and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the Company's stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting power and other rights of the holders of Common Stock. At present, there are no shares of Preferred Stock outstanding.

          Under Delaware law, a special meeting of stockholders may be called by the Board of Directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. The Certificate of Incorporation and the Bylaws of the Company provide that such a meeting may only be called by the Board of Directors, the Chairman of the Board of Directors or the President and do not enable stockholders to call a special meeting.

          Under Delaware law, stockholders may execute an action by written consent in lieu of a stockholder meeting. Delaware law permits a corporation to eliminate such action by written consent in its charter. The Certificate of
Incorporation   of  the  Company   eliminates   action  by  written  consent  of
stockholders.

          Elimination of stockholder action by written consent may lengthen the amount of time required to take stockholder actions because certain actions by written consent are not subject to the minimum notice requirement of a stockholders' meeting. The elimination of stockholder action by written consent may deter hostile takeover attempts because of the lengthened stockholder approval process. Without the ability to act by written consent, a holder or group of holders controlling a majority in interest of the Company's capital stock will not be able to amend the Company's Bylaws or remove directors pursuant to written consent. Any such holder or group of holders would have to wait until a stockholders' meeting was held to take any such action. The Company's Certificate of Incorporation and Bylaws do not enable stockholders to call a special meeting of stockholders as described above. Consequently, any stockholder action could only be taken at the Company's annual meeting of stockholders. Moreover, together with the classified board provisions, the prohibitions on stockholder action by written consent and on the ability to call special meetings of stockholders make it difficult to replace the Company's Board of Directors in fewer than two annual meetings of stockholders. The Company believes this provision, like the other provisions included in the Certificate of Incorporation and Bylaws, enhance the Board of Directors' ability to fully consider and effectively negotiate in the context of a hostile takeover attempt.

          The Company's Bylaws provide that for director nominations or stockholder proposals to be properly brought before the meeting, the stockholder must have delivered timely and proper notice to the Secretary of the corporation. To be timely, notice must be delivered not less than 90 nor more than 120 days prior to the stockholders' meeting; provided, that if less than 100 days' notice or other public disclosure of the date of the meeting is given or made to stockholders, to be timely notice by the stockholders must be received no later than the close of business on the tenth day following the earlier of the day on which notice of the date of the meeting was mailed or other public disclosure was made. Additionally, to be in proper form the notice must set forth certain information including the following: a description of the proposal or nominee; identification of the stockholder proponent and shares owned; with respect to nomination for director, a description of arrangements between the nominee and the stockholder proponent as well as certain information about the nominee; and such information regarding the nominee or stockholder proposal as would be required pursuant to Regulation 14A under the Securities Exchange Act of 1934. These notice requirements help ensure that stockholders are aware of all proposals to be voted on at the meeting and have the opportunity to consider each proposal in advance of the meeting.

          The Company's Certificate of Incorporation also contains supermajority voting requirements for amendments to certain provisions of such Certificate and the Company's Bylaws. The Certificate of Incorporation provides that the affirmative vote of eighty percent (80%) of the outstanding shares entitled to vote would be required for amendment of the following provisions of such
Certificate: (i) the classified board provisions described above; (ii) the right of the directors to fill vacancies on the Board of Directors (subject to the rights of holders of any series of Preferred Stock); (iii) the elimination of the right of stockholders to call a special stockholders meeting; and (iv) the provisions requiring such a supermajority vote.

          Certain Provisions of Delaware Law

          The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Section 203 defines business combination broadly to include: mergers or sales, stock issuances, transactions that would result in disproportionate benefit to the interested stockholder and similar arrangements. In general, Section 203 defines an interested stockholder as any entity or person who, together with affiliates and associates, beneficially owns 15% or more of the outstanding voting stock of a corporation. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.


Item 2.  Exhibits

         2.1 Agreement and Plan of Merger of Aphton Corporation, a Delaware corporation and Aphton Corporation, a California corporation, dated as of January 29, 1998. Incorporated by reference to
                  Item 2.1 of the Company's Current Report on Form 8-K filed on January 30, 1998.

         3.1 Certificate of Incorporation of the Company. Incorporated by reference to Item 3.1 of the Company's Current Report on Form 8-K filed on January 30, 1998.

         3.2 Bylaws of the Company. Incorporated by reference to Item 3.2 of the Company's Current Report on Form 8-K filed on January 30, 1998.

         4.1      Specimen Common Stock Certificate.



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                                    SIGNATURE


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.




                             APHTON CORPORATION




Date:  January 30, 1998      By: /s/ Frederick W. Jacobs
                                ----------------------------------------------
                                Frederick W. Jacobs
                                Treasurer and Chief Accounting Officer



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                                              EXHIBIT INDEX

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
Exhibit No.                           Description                                         Page No.
 2.1      Agreement and Plan of Merger of Aphton Corporation, a Delaware
          corporation and Aphton Corporation,  a California corporation, dated as of January 29,  1998.  Incorporated  by  reference to
          Item 2.1 of the Company's  Current Report on Form 8-K filed on
          January 30, 1998.

 3.1 Certificate of Incorporation of the Company. Incorporated by reference to Item 3.1 of the Company's Current Report on Form 8-K filed on January 30, 1998.

 3.2 Bylaws of the Company. Incorporated by reference to Item 3.2 of the Company's Current Report on Form 8-K filed on January 30, 1998.

 4.1      Specimen Common Stock Certificate.                                              7
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